SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 31, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 31, 2011, the Company reported that an early dividend will be paid to all shareholders on April 11, 2011. The early dividend corresponds to a gross dividend of Ps. 130,824,500 (Argentine peso), equivalent to 103.86124676% of the capital stock, an amount of Ps. 0.10386124676 per share (nominal value Ps. 0.10) and an amount per ADR’s of Ps. 4.1544498705, to be allocated to the fiscal year started on July 1, 2010 and for the results corresponding to the six month period ended on December 31, 2010.

This early dividend will be effective to all shareholders registered with Caja de Valores S.A. as of April 8, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Director

Dated: April 5, 2011.